UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25	SEC FILE NUMBER 000-11174

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Warwick Valley Telephone Company

Full Name of Registrant

N/A

Former Name if Applicable

47 Main Street

Address of Principal Executive Office (Street and Number)

Warwick, New York  10990

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008 on Form 11-K (the “Form 11-K”) for Warwick Valley Telephone Company 401(k) Plan (the “Plan”), which includes common stock issued by Warwick Valley Telephone Company (“WVT”), cannot be filed within the prescribed time period.

The Plan has not yet provided its audited financial statements to WVT.  We believe that the change of custodians during the year led to valuation timing differences resulting from the several days it took to actually complete the transfer of all the assets.  This delayed the preparation and review of the necessary financial statements.  We understand that these financial statements are now being prepared, and we intend to file the Form 11-K promptly within the extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joyce A. Stoeberl	845	986-8080
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ YES ☐ NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report of portion thereof?

☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Warwick Valley Telephone Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2009	By:	/s/ /S/Joyce A. Stoeberl

Joyce A. Stoeberl, Corporate Secretary
(Printed Name and Title)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.